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                          June 3, 2024

       Guohui Kang
       Chief Executive Officer
       MicroCloud Hologram Inc.
       Room 302, Building A, Zhong Ke Na Neng Building
       Yue Xing Sixth Road, Nanshan District, Shenzhen
       People   s Republic of China 518000

                                                        Re: MicroCloud Hologram
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 28, 2024
                                                            File No. 333-279753

       Dear Guohui Kang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Crispino at 202-551-3456 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology